

Mail Stop 4631

April 25, 2017

Via E-mail
Mr. R. Francis J. O'Brien
Chief Financial Officer
The L.S. Starrett Company
121 Crescent Street
Athol, Massachusetts 01331

> **RE:** **The L.S. Starrett Company**
> **Form 10-K for the Year Ended June 30, 2016**
> **Filed August 24, 2016**
> **Form 10-Q for the Period Ended December 31, 2016**
> **Filed February 3, 2017**
> **Form 8-K**
> **Filed August 24, 2016**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 24, 2016**
> **File No. 1-367**

Dear Mr. O'Brien:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2016

Management's Discussion and Analysis, page 11

1. Please clarify what you mean by "normal annual pension expense" as referenced in your Overview section on page 11.

Financial Statements

Note 9. Impairment of Assets, page 32

2. We note that in fiscal 2016 you adopted a plan to transfer the production of certain saw products from a facility in North Carolina to a facility in Brazil. The transfer is expected to be completed in fiscal 2017. Please address the following:
   - Please clarify in your disclosures whether the building is considered held for use or held for sale and correspondingly how you determined the amount of impairment charge to record;
   - Please provide the disclosures required by ASC 360-10-50, as applicable; and
   - Please address whether you expect additional charges as part of this relocation such as employee termination costs or other costs to close the facility pursuant to ASC 420. Please provide all of the disclosures pursuant to SC 420-10-50 and SAB Topic 5:P.4, as applicable.

Item 11 – Executive Compensation, page 51

3. We note your reference to a Change of Control Agreement with Francis J. O'Brien. However, this agreement is not included in the exhibit list. Please advise.

Item 13 – Certain Relationships and Related Transactions, Director Independence, page 51

4. We note your disclosure that the information required by Item 13 will be contained in your 2016 proxy statement and is incorporated by reference into your annual report on Form 10-K. We further note that such Item 404 of Regulation S-K disclosure appears to be included on page 6 of your Definitive Proxy Statement on Schedule 14A. We also note that the disclosure regarding the dollar amounts paid by L.S. Starrett to Armco, as detailed in Note 19 to your financial statements, were not disclosed in your Definitive Proxy Statement. Please advise.

Form 10-Q for the Period Ended December 31, 2016

Note 6. Pension and Post-Retirement Benefits, page 10

5. Given that your net actuarial gains or losses in excess of the corridor are recognized in net periodic benefit cost as of the plan measurement date, please disclose why the impact of the remeasurement that occurred as of December 31, 2016 pursuant to ASC 715-30-25-5 was fully recognized in other comprehensive income.

Form 8-K filed August 24, 2016

6. Please also provide all of disclosures required by Item 10(e)(1)(i) of Reg. S-K, including a statement disclosing the reasons why you believe that presentation of the non-GAAP financial measures provide useful information to investors as well as additional purposes, if any, for which you use the non-GAAP financial measure. Refer to Instruction 2 to Item 2.02 of the Form 8-K.

7. You present non-GAAP performance financial measures which remove pension charges. Please address the following:
   - Please expand your disclosures to clearly state what the adjustment to remove pension charges represents in the context of your pension accounting policy. For example, you should clarify how you account for these actuarial gains or losses in your historical financial statements;
   - Please provide quantitative context for the actual and expected plan asset returns. Please expand your disclosures to explain that your non-GAAP financial measures reflect the expected return on plan assets, which you have disclosed, as a result of your non-GAAP financial measures removing the expense from actuarial gains or losses associated with your defined benefit plans;
   - Please disclose why you believe providing non-GAAP financial measures which adjust for the expense from actuarial gains or losses provides useful information to investors; and
   - Please do not characterize the pension adjustment as "non-cash," as pension obligations ultimately settle in cash. It is also not clear why there would not be comparable adjustments to the fiscal 2015 financial presentation.

Definitive Proxy Statement on Schedule 14A Filed August 24, 2016

Compensation Discussion and Analysis, page 10

8. We note your disclosure that you previously engaged Radford to benchmark total executive compensation. In future filings please identify the benchmark used and any applicable components of such benchmark. See Item 402(b)(2)(xiv) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Pigott, Senior Counsel, at (202) 551-3570 or, in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction